

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2011

Via Email
Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

> **Re: Temple-Inland, Inc.**
> **Amendment to Schedule 14A**
> **Filed October 25, 2011**
> **File No. 001-08634**

Dear Mr. Simons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Forecasts, page 32

1.   We note your statement that the inclusion of your financial forecasts "should not be regarded as an indication that the Temple-Inland board or its advisors or any other person considered, or now considers, the Revised Forecasts to be a reliable prediction of actual future results, and the Revised Forecasts should not be relied upon as such." Please note that publicly available financial projections that no longer reflect management's views of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly. Please note that this comment similarly applies to statements made on page 33 in the paragraph beginning "Neither Temple-Inland …"

2.   Please remove your page 33 statements that "[n]either Temple-Inland, its affiliates and representatives, nor anyone else has made or makes any representation to any stockholder … regarding the information included in the summary … [and] [r]eaders of this proxy

statement are cautioned not to rely on the summary of the Revised Forecasts set forth below" or advise us why such statement is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Ben Roth